Lightspeed to Participate in Upcoming Investor Conference

06/07/2024

MONTREAL, June 7, 2024 /CNW/ - Lightspeed Commerce Inc. (NYSE | TSX: LSPD) (“Lightspeed”), the one-stop commerce platform empowering merchants to provide the best omnichannel experiences, today announced its participation in the 2024 RBC Capital Markets Financial Technology Conference.

The webcast and replay will be accessible at the scheduled presentation time on the Lightspeed's investor relations website at investors.lightspeedhq.com and on-demand for 90 days. Details for the event are as follows:

2024 RBC Capital Markets Financial Technology Conference
Speaker: Gus Papageorgiou, Head of Investor Relations
Date: Tuesday, June 11, 2024
Time: 11:20 am ET
Location: The Lotte New York Palace, 455 Madison Avenue, New York City
Webcast: https://www.veracast.com/webcasts/rbc/fintech2024/GRZfbS.cfm

About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional omnichannel customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE | TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and X (formerly Twitter)
Investor relations: Gus Papageorgiou investorrelations@lightspeedhq.com